UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

NC SLF INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

None

(CUSIP Number)

Garon Meikle
Chief Financial Officer

UAW Retiree Medical Benefits Trust

1155 Brewery Park Blvd., Suite 400

Detroit, MI 48207

(313) 324-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Retiree Medical Benefits Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 48,373,353
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 48,373,353

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,373,353
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.1%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Chrysler Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,432,803
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,432,803

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,432,803
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Ford Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,705,498
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,705,498

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,705,498
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW GM Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,235,052
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,235,052

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,235,052
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hershel Harper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 48,373,353
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 48,373,353

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,373,353
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D

Item 1.  Security and Issuer.

This Amendment No. 15 (“Amendment No. 15”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 2, 2021 as amended by Amendment No. 1 on January 18, 2022, Amendment No. 2 on June 27, 2022, Amendment No. 3 on September 7, 2022, Amendment No. 4 on October 27, 2022, Amendment No. 5 on February 6, 2023, Amendment No. 6 on April 27, 2023, Amendment No. 7 on July 14, 2023, Amendment No. 8 on October 23, 2023, Amendment No. 9 on December 6, 2023, Amendment No. 10 on January 17, 2024, Amendment No. 11 on April 1, 2024, Amendment No. 12 on April 16, 2024, Amendment No. 13 on July 2, 2024, and Amendment No. 14 on July 14, 2024. This Amendment No. 15 relates to shares of common stock (the “Shares”) of NC SLF Inc., a Maryland corporation (the “Issuer”) that registered under the Investment Company Act of 1940, as amended (the “1940 Act”), on August 12, 2022 as a non-diversified, closed-end management investment company. Prior to its registration as a closed-end fund under the 1940 Act, the Issuer was organized as a Maryland corporation on January 29, 2021 and operated as a business development company (“BDC”) from June 2, 2021 until August 12, 2022, whereupon it withdrew its election to be regulated as a BDC pursuant to Section 54(c) of the 1940 Act and filed a notice of registration under Section 8 of the 1940 Act in order to register as a closed-end fund. The Issuer’s principal executive offices are located at 375 Park Avenue, 9th Floor, New York, NY 10152.

Item 4.  Purpose of Transaction.

This Item 4 is hereby amended to include the following:

On August 23, 2024, pursuant to drawdown notices delivered in accordance with the Subscription Agreements (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 586,837 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 914,864 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan 1,507,719 Shares. The price per Share was $9.87.

The purpose of the transaction was to acquire securities of the Issuer for investment purposes.

The Issuer is a business development company. The Reporting Persons expect to continue to beneficially own, in the aggregate, greater than 99% of the Shares outstanding. The investment strategy and investment policy of the Issuer have been devised by, and will be implemented by, Churchill Asset Management LLC. The Reporting Persons do not have any plans or proposals to make any changes to the Issuer’s investment policy.

The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Amendment No. 15 relates is 48,373,353. Such aggregate number of Shares represents 99.1% of the common stock of the Issuer. The percentage reported in this Amendment No. 15 is calculated based upon 48,792,596 Shares outstanding as of August 23, 2024 as indicated by the Issuer.

(b) The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 9,432,803 Shares. Such Shares represent 19.3% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 14,705,498 Shares. Such Shares represent 30.1% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 24,235,052 Shares. Such Shares represent 49.7% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 48,373,353 Shares held by the Plans. Such Shares represent 99.1% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 48,373,353 Shares held by the Plans. Such Shares represent 99.1% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.

(c) Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

CUSIP No. None	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2024

UAW RETIREE MEDICAL BENEFITS TRUST

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW CHRYSLER RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW FORD RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW GM RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

HERSHEL HARPER

/s/ Hershel Harper